UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **June 12, 2007**

<u>INTERNATIONAL BARRIER TECHNOLOGY INC.</u>
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604 **Vancouver, British Columbia, Canada**	**V6C 2T7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: <u>(604) 689-0188</u>

<u>**N/A**</u>
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 FD Disclosure.

Watkins, MN; Vancouver, BC June 12, 2007 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire-resistant building materials, is pleased to report growth of 60% in Blazeguard shipments into the Commercial Modular Sector for the month of May. For the month ending May 31, 2007, Barrier shipped a total of 744,352 sq.ft. of Blazeguard products, in comparison to 769,120 total sq. ft. from May 2006. Of that total, 693,800 sq. ft. was shipped into the commercial modular segment vs. 432,700 sq. ft. last May. For the month, $466,216 in sales revenue ($236,621 generated from the treatment of commercial modular products and $21,479 was generated from the treatment of Residential Roof Deck materials) was captured.

Year to date sales volumes continue to remain higher despite a continued slow down in housing starts. Sales of Blazeguard products from July 2006 through May 2007 are 8,113,800 sq. ft. in comparison to 7,047,600 sq. ft. during the same eleven months last year. This is an increase of 15%. Sales revenues for those same time periods are $5,666,605 and $5,964,405, respectively. However, sales revenues have actually increased by 6% after adjusting $626,503 for the decrease in pass through sheathing costs. Sheathing costs have declined substantially due to the slowing demand.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

> 99.1   Press Release, June 12, 2007

<center>SIGNATURE</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 14, 2007   International Barrier Technologies Inc.
<center>(Registrant)</center>

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)



News Release
For Immediate Release:
June 12, 2007

International Barrier Technology, Fire-Resistant Product Manufacturer, Continues Double Digit Growth in Commercial Modular Industry.

Watkins, MN; Vancouver, BC June 12, 2007 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire-resistant building materials, is pleased to report growth of 60% in Blazeguard shipments into the Commercial Modular Sector for the month of May. For the month ending May 31, 2007 Barrier shipped a total of 744,352 sq.ft. of Blazeguard products, in comparison to 769,120 total sq. ft. from May 2006. Of that total, 693,800 sq. ft. was shipped into the commercial modular segment vs. 432,700 sq. ft. last May. For the month, $466,216 in sales revenue ($236,621 generated from the treatment of commercial modular products and $21,479 was generated from the treatment of Residential Roof Deck materials) was captured.

Year to date sales volumes continue to remain higher despite a continued slow down in housing starts. Sales of Blazeguard products from July 2006 through May 2007 are 8,113,800 sq. ft. in comparison to 7,047,600 sq. ft. during the same eleven months last year. This is an increase of 15%. Sales revenues for those same time periods are $5,666,605 and $5,964,405, respectively. However, sales revenues have actually increased by 6% after adjusting $626,503 for the decrease in pass through sheathing costs. Sheathing costs have declined substantially due to the slowing demand.

"Barrier is very happy to have diversified in to the commercial markets back in 2004," reports Michael Huddy, Barrier's President and CEO. "Thankfully while residential housing starts continue in the doldrums compared to 2005 and 2006, commercial business seems to be strengthening and offsetting the current decline in business to residential markets."

About International Barrier Technology Inc.
International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire-resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States.

INTERNATIONAL BARRIER TECHNOLOGY INC.

_____



Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS
PRESS RELEASE.

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com
For more information please visit:
www.intlbarrier.com

Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be realized.